Filed by: Cathay Bancorp, Inc.

(Commission File No. 0-18630) pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: GBC Bancorp

Cathay Bancorp Announces an Increase of 8% in Second Quarter Net Income

LOS ANGELES, July 15 /PRNewswire-FirstCall/ — Cathay Bancorp, Inc. (the “Company”,) (Nasdaq: CATY), the holding company for Cathay Bank (the “Bank”), today announced results for the second quarter of 2003.

STRONG FINANCIAL PERFORMANCE

	2nd Quarter 2003		2nd Quarter 2002
Net income	$13.2	million	$12.2	million
Basic earnings per share	$0.74		$0.68
Diluted earnings per share	$0.73		$0.67
Return on average assets	1.81%		1.93%
Return on average stockholders’ equity	17.35%		19.03%
Efficiency ratio	35.61%		34.68%

SECOND QUARTER HIGHLIGHTS:

*	An increase of 8% in second quarter 2003 net income to $13.2 million compared with $12.2 million during the same quarter a year ago.
*	Total assets growth of $258.6 million or 9% to $3.01 billion at June 30, 2003, from December 31, 2002 of $2.75 billion.
*	Gross loan growth from December 31, 2002, of $77.1 million or 4%, primarily in commercial mortgage loans and commercial loans.
*	Deposit accounts growth from December 31, 2002, of $130.2 million or 6%, of which $39.8 million was in transaction and money market accounts.
*	Net recoveries of $60,000 compared with net charge-offs of $3.5 million in the year ago quarter.
*	Return on average stockholders’ equity was 17.35% and return on average assets was 1.81% for the quarter ended June 30, 2003.
*	On May 7, 2003, the Company announced the signing of a definitive agreement by which GBC Bancorp (Nasdaq: GBCB) will be merged into the Company and by which General Bank will be merged into Cathay Bank.
*	On May 29, 2003, the American Banker newspaper ranked the Company as the 13th most efficient US bank holding company among the 500 largest, which is the highest among California institutions included in the rankings, based on the results for the year 2002. Previously, the Company had been ranked 8th by the American Banker newspaper, based on year-to-date results as of the third quarter 2002.

“Our Company has crossed another milestone with our total assets exceeding $3 billion for the first time in this quarter. The second quarter results were solid as measured by increased earnings which benefited from securities gains of $3.9 million, net loan loss recoveries of $60,000 and an efficiency ratio of 35.61%. However, average loans were essentially flat with the first quarter of 2003 as steady loan originations were offset by high levels of loan payoffs. In addition, net income for the second quarter of 2003 was negatively impacted by prepayments and calls of higher yielding securities and a higher effective tax rate,” commented Dunson Cheng, Chairman of the Board and President of Cathay Bancorp. “On May 7, we announced the signing of a definitive agreement by which GBC Bancorp will be merged into Cathay Bancorp to create the largest full-service bank catering primarily to Asian-American business and retail customers in key U.S. markets. We are proceeding with integration planning and continue to expect the merger to close before the end of this year, subject to regulatory and stockholder approvals,” continued Mr. Cheng.

INCOME STATEMENT REVIEW

Net interest income before provision for loan losses

Our net interest income during the second quarter of 2003 increased to $26.6 million or 5% higher than the $25.4 million during the same quarter a year ago, as a result of the increases in commercial mortgage loans, commercial loans and securities, which helped mitigate the effect of the 50 basis point decrease in the target federal funds rate on November 7, 2002 and the prepayments and calls of higher yielding securities.

The net interest margin fell 13 basis points from 4.01% during the first quarter 2003 to 3.88% for the second quarter 2003, primarily as a result of the lower yields in the securities portfolio during the second quarter and high levels of loan payoffs which offset new loan originations. The net interest margin decreased from 4.31% in the second quarter of 2002 to 3.88% in the second quarter of 2003 primarily as a result of the 50 basis point drop in the federal funds rate in November 2002, the prepayment and calls of higher yielding securities and the related lagging effect on our interest-bearing time deposit accounts.

For the second quarter of 2003, the interest rate earned on our average interest-earning assets was 5.20% and our cost of funds on average interest-bearing liabilities equaled 1.59%. In comparison, for the second quarter of 2002, the interest rate earned on our average interest-earning assets was 5.97% and our cost of funds on average interest-bearing liabilities equaled 1.99%.

Provision for loan losses

We increased the provision for loan losses by $150,000 to $1.7 million during the second quarter of 2003, compared with $1.5 million for the second quarter of 2002. The provision for loan losses represents the charge against current earnings that is determined by management, through a credit review process, as the amount needed to maintain an allowance that management believes should be sufficient to absorb loan losses inherent in the Company’s loan portfolio. Total charge-offs for the second quarter of 2003 were $48,000 compared with charge-offs of $3.7 million during the second quarter of 2002. Recoveries in the second quarter of 2003 equaled $108,000, compared with recoveries of $168,000 in the same quarter a year ago.

Non-interest income

Non-interest income, which includes revenues from service charges on deposit accounts, letters of credit commissions, securities sales, loan sales, wire transfer fees, and other sources of fee income, rose $3.2 million or 78.9% to $7.2 million for the second quarter 2003, compared with $4.0 million for the same quarter in 2002.

During the second quarter of 2003, the Company sold $21 million of its holdings in US dollar-denominated corporate bonds issued by certain Hong Kong entities whose credit rating may potentially be adversely impacted by the effect of SARS, and reduced its remaining holdings to $2.6 million. The gain on the sale was $4.0 million. As a result of the sale from the held-to- maturity portfolio, the remaining securities in the held-to-maturity portfolio were transferred to the available-for-sale portfolio. Other operating income decreased by 13% to $1.4 million during the second quarter 2003 compared with $1.6 million in the year ago quarter. The decrease in other operating income was due primarily to lower loan documentation and other fees.

Non-interest expense

Non-interest expense increased $1.8 million to $12.0 million in the second quarter of 2003, and the efficiency ratio was 35.61% compared to 34.68% in the year ago quarter. The increase in non-interest expense during the second quarter 2003 was primarily attributable to increases of $833,000 in salaries and employee benefits expenses, higher other real estate owned expense of $278,000, higher operations of investments in real estate of $201,000, higher professional services expense of $183,000, and other smaller increases. The increase in salaries and employee benefits expense reflected primarily higher incentive accruals, annual salary adjustments, a higher number of employees resulting in part from the opening of additional branches and $97,000 for stock option expense. During the first quarter of 2003, the Company adopted prospectively the stock option expense provisions of the Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation,” as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123”. The higher other real estate owned expense related to the sale of foreclosed real estate which generated the net credit from real estate operations in the second quarter of 2002. The higher operations of investments in real estate expense resulted from increases in these investments. The higher professional expenses resulted from professional fees related to the real estate investment trust.

Income taxes

The provision for income taxes was $6.9 million or an effective income tax rate of 34.1% for the second quarter 2003 compared with $5.5 million or an effective income tax rate of 31.0% in the year ago quarter. The effective income tax rate during the second quarter of 2003 reflected tax credits from qualified low income housing investments, and the income tax benefits of the real estate investment trust formed in the first quarter of 2003. The effective income tax rate during the second quarter of 2002 reflected tax credits from qualified low income housing investments, and the income tax benefits of a registered investment company subsidiary of the Bank, which was deregistered in March 2003. The increase in the effective tax rate from 2002 to 2003 resulted from the lower level of assets in the real estate investment trust in 2003 compared to the registered investment company in 2002.

BALANCE SHEET REVIEW

Total assets increased by $258.6 million to $3.01 billion at June 30, 2003, up 9% from year-end 2002 of $2.75 billion. The increase in total assets was driven primarily by growth in commercial mortgage loans and commercial loans totaling $96.4 million and an increase of $201.8 million in investment securities. Investment securities increased 29% to $909.6 million at June 30, 2003, compared to $707.7 million at December 31, 2002. As a percentage of total assets, the investment securities portfolio increased to 30% at June 30, 2003, compared with 26% at year-end 2002.

Gross loan growth during the six months ended June 30, 2003 equaled $77.1 million, an increase of 4% from year-end 2002, reflecting increases in commercial mortgage loans, which grew by $89.5 million to $1.03 billion at June 30, 2003, compared with $943.4 million at year-end 2002, and in commercial loans which increased by $6.8 million to $570.5 million at period-end compared with $563.7 million at year-end 2002. These increases were partially offset by a decrease in construction loans totaling $14.3 million. During the second quarter of 2003, the Bank sold $3.2 million of SBA loans, resulting in a gain on sale of loans of $153,000. The changes in the loan composition from year-end 2002 are presented below:

(In thousands)	June 30, 2003	December 31, 2002	% Change
Loans
Commercial	$570,512	$563,675	1
Residential mortgage	230,767	231,371	—
Commercial mortgage	1,032,917	943,391	9
Real estate construction	108,448	122,773	(12)
Installment	11,113	15,570	(29)
Other	529	447	18
Gross loans	1,954,286	1,877,227	4
Allowance for loan losses	(27,672)	(24,543)	13
Unamortized deferred loan fees	(5,138)	(4,606)	12
Total loans, net	$1,921,476	$1,848,078	4

The increase in total assets from year-end 2002 was funded primarily by deposit growth of $130.2 million or 6%, to $2.44 billion, and by increased wholesale borrowings.

The deposit growth was comprised of $74.9 million or 6% in lower-cost core deposits, and $55.3 million or 6% in time deposits of $100,000 or more. This includes the Bank’s purchase of $2.1 million in deposits from CITIC International Financial Holdings Limited, which was completed in May 2003.

The changes in the deposit composition from year-end 2002 are presented below:

(In thousands)	June 30, 2003	December 31, 2002	% Change
Deposits
Non-interest-bearing
Deposits	$320,723	$302,828	6
Interest-bearing
checking deposits	331,577	309,665	7
Savings deposits	309,994	290,226	7
Time deposits	1,482,585	1,411,924	5
Total deposits	$2,444,879	$2,314,643	6

Federal funds purchased and securities sold under agreements to repurchase increased by $124.0 million to $152.5 million at June 30, 2003 compared with $28.5 million at year-end 2002.

Other liabilities decreased by $44.3 million at June 30, 2003. The decrease was due primarily to a liability that was established for investments securities purchased in December 2002 that settled in January 2003.

Stockholders’ equity of $315.2 million rose $27.2 million or 9% from December 31, 2002. The increase was primarily due to net income of $25.8 million for the six months ended June 30, 2003, $1.3 million from the Company’s dividend reinvestment plan and an increase of $5.4 million in accumulated other comprehensive income which was partially offset by cash dividends on common stock of $5.0 million.

ASSET QUALITY REVIEW

Non-performing assets to gross loans plus other real estate ownedincreased to 0.67% at June 30, 2003, from 0.39% at December 31, 2002, and from0.45% at June 30, 2002. Total non-performing assets increased to $13.2 million at June 30, 2003, including $8.4 million of loans past due 90 days andstill accruing, compared with $7.2 million at December 31, 2002, and $7.8million at June 30, 2002. Non-performing assets include accruing loans past due 90 days or more, non-accrual loans, and other real estate owned.

Non-performing loans increased to $12.5 million at June 30, 2003, compared with year-end 2002 of $6.6 million, and $7.2 million at June 30, 2002. The increase in non-performing loans compared with December 31, 2002, resulted in large part from the accruing loans past due 90 days or more category which increased $5.9 million. Nonaccrual loans of $4.1 million stayed at the same level as that of December 31, 2002.

The allowance for loan losses amounted to $27.7 million at June 30, 2003, and represented the amount needed to maintain an allowance that we believe should be sufficient to absorb loan losses inherent in the Company’s loan portfolio. The allowance for loan losses represented 1.42% of period-end gross loans and 221.34% of non-performing loans at June 30, 2003. The comparable ratios were 1.31% of gross loans and 372.31% of non-performing loans at December 31, 2002. The changes to the Company’s asset quality results are highlighted below:

(In thousands)	June 30, 2003	December 31, 2002	% Change
Non-performing assets
Accruing loans past due 90 days or more	$8,384	$2,468	240
Non-accrual loans	4,118	4,124	—
Total non-performing loans	12,502	6,592	90
Other real estate owned	653	653	—
Total non-performing assets	$13,155	$7,245	82
Troubled debt restructurings	$4,211	$5,266	(20)

The decrease in troubled debt restructurings from December 31, 2002 is due to three restructured loans outstanding at December 31, 2002 which became past due over 90 days as of June 30, 2003, and were included in the non-performing loans category.

CAPITAL ADEQUACY REVIEW

The Tier 1 risk-based capital ratio of 13.33%, total risk-based capital ratio of 14.51%, and Tier 1 leverage capital ratio of 10.67%, continued to place the Company in the “well capitalized” category, which is defined as institutions with a total risk-based capital ratio equal to or greater than ten percent, a Tier 1 risk-based capital ratio equal to or greater than six percent and a Tier 1 leverage capital ratio equal to or greater than five percent. The Tier 1 risk-based capital, total risk-based capital and Tier 1 leverage capital ratios for year-end 2002 were 11.93%, 13.01% and 10.11%, respectively.

In June 2003, Cathay Bancorp completed the sale of $20 million of trust preferred securities which qualify as Tier 1 capital under current regulatory guidelines. The trust preferred securities have a variable interest rate of three-month LIBOR plus 3.15%, with an interest rate cap of 11.75% during the first five years. The trust preferred securities are redeemable, in whole or in part, at the option of Cathay Bancorp, once each quarter beginning five years after their issuance.

YEAR-TO-DATE REVIEW

Net income was $25.8 million or $1.42 per diluted share for the six months ended June 30, 2003, an increase of 9% over the $23.6 million or $1.31 per diluted share for the same period a year ago. The net interest margin for the six months ended June 30, 2003 decreased 44 basis points to 3.94% compared to 4.38% during the like period a year ago.

Return on average stockholders’ equity was 17.39% and return on average assets was 1.80% for the six months of 2003, compared to a return on average stockholders’ equity of 18.74% and a return on average assets of 1.89%, for the six months ended June 30, 2002. The efficiency ratio for the six months ended June 30, 2003 was 35.71% compared to 35.75% during the same period a year ago.

Cathay Bancorp, Inc. is the one-bank holding company for Cathay Bank. Cathay Bank was founded in 1962 and offers a wide range of financial services. The Bank currently operates twelve branches in Southern California, eight branches in Northern California, three branches in New York State, one branch in Houston, Texas, and two representative offices, one in Hong Kong, and one in Shanghai, China. In addition, the Bank’s subsidiary, Cathay Investment Company, maintains an office in Taipei. Cathay Bank’s web page is found at http://www.cathaybank.com /

FORWARD-LOOKING STATEMENTS AND OTHER NOTICES

Statements made in this press release, other than statements of historical fact, are forward-looking statements within the meaning of the applicable provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, such words as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “will,” “should,” “could,” “predicts,” “potential,” “continue,” or the negative of such terms and other comparable terminology or similar expressions. Forward-looking statements are not guarantees. They involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements, of Cathay Bancorp, Inc. to be materially different from any future results, performance, or achievements, expressed or implied by such forward-looking statements. Such risks and uncertainties and other factors include, but are not limited to adverse developments, or conditions related to or arising from: fluctuations in interest rates, demographic changes, inflation, competition, legislative and regulatory developments, war and terrorism, changes in business strategy, including the formation of a real estate investment trust and the deregistration of our registered investment company, and general economic or business conditions in California and other regions where the Bank has operations such as the currently unknown impact of the California budget deficit. These and other factors are further described in Cathay Bancorp Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002, its Quarterly Reports on Form 10-Q and other filings it makes with the Securities andExchange Commission (“SEC”) from time to time. Cathay Bancorp has no intention and undertakes no obligation to update any forward-looking statements or to publicly announce the results of any revision of any forward-

looking statement to reflect future developments or events.

In connection with the proposed merger of Cathay Bancorp, Inc. with GBC Bancorp, Cathay Bancorp, Inc. has filed a Registration Statement on Form S-4 with the SEC (which has not been declared effective) and will file certain other materials with the SEC from time to time, including amendments to the Registration Statement on Form S-4. Because those documents will contain important information, you are urged to read them when they become available. When filed with the SEC, they will be available for free on the SEC’s website at http://www.sec.gov. You may obtain from us free copies of our reports, proxy statements, and other information regarding us filed with the SEC and, when available, the proxy statement/prospectus relating to the proposed merger.

Cathay Bancorp, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Cathay Bancorp, Inc. in connection with its proposed merger with GBC Bancorp. Information about the directors and executive officers of Cathay Bancorp, Inc. and their ownership in Cathay Bancorp, Inc. stock can be found in the Registration Statement on Form S-4 filed with the SEC and Cathay Bancorp, Inc.’s proxy statement for its 2003 annual meeting of stockholders. Cathay Bancorp, Inc.’s filings with the SEC are available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov or by requests directed to Cathay Bancorp, Inc., 777 N. Broadway, Los Angeles, CA 90012, Attention: Investor Relations (213) 625-4749.

CATHAY BANCORP, INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(Unaudited)

	Three months ended June 30,			Six months ended June 30,
(Dollars in thousands, except per share data)	2003	2002	% change	2003	2002	% change
FINANCIAL PERFORMANCE
Net interest income before provision for loan losses	$26,588	$25,432	5	$53,023	$51,015	4
Provision for loan losses	1,650	1,500	10	3,300	3,000	10
Net interest income after provision for loan losses	24,938	23,932	4	49,723	48,015	4
Non-interest Income	7,196	4,022	79	12,399	7,356	69
Non-interest expense	12,029	10,214	18	23,363	20,866	12
Income before income tax expense	20,105	17,740	13	38,759	34,505	12
Income tax expense	6,860	5,502	25	12,980	10,879	19
Net income	$13,245	$12,238	8	$25,779	$23,626	9
Net income per common share:
Basic	$0.74	$0.68	9	$1.43	$1.31	9
Diluted	$0.73	$0.67	8	$1.42	$1.31	9
Cash dividends paid per common share	$0.140	$0.140	—	$0.280	$0.265	6
SELECTED RATIOS
Return on average assets	1.81%	1.93%	(6)	1.80%	1.89%	(5)
Return on average stockholders’equity	17.35%	19.03%	(9)	17.39%	18.74%	(7)
Efficiency ratio	35.61%	34.68%	3	35.71%	35.75%	—
Dividend payout ratio	18.92%	20.58%	(8)	19.58%	20.23%	(3)
YIELD ANALYSIS (non-tax equivalent)
Total interest-earning assets	5.20%	5.97%	(13)	5.29%	6.14%	(14)
Total interest bearing liabilities	1.59%	1.99%	(20)	1.64%	2.10%	(22)
Net interest spread	3.61%	3.98%	(9)	3.65%	4.04%	(10)
Net interest margin	3.88%	4.31%	(10)	3.94%	4.38%	(10)

	June 30, 2003	December 31, 2002	June 30, 2002
CAPITAL RATIOS
Tier 1 risk-based capital ratio	13.33%	11.93%	11.88%
Total risk-based capital ratio	14.51%	13.01%	12.92%
Tier 1 leverage capital ratio	10.67%	10.11%	9.95%

CATHAY BANCORP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	June 30, 2003	December 31, 2002	% change
(In thousands, except share and per share data)
Assets
Cash and due from banks	$63,522	$70,777	(10)
Federal funds sold and securities purchased under agreements to resell	14,000	19,000	(26)
Cash and cash equivalents	77,522	89,777	(14)
Securities available-for-sale (amortized cost of $890,347 in 2003 and $238,740 in 2002)	909,557	248,273	266
Securities held-to-maturity (estimated fair value of $477,782 in 2002)	—	459,452	(100)
Loans	1,954,286	1,877,227	4
Less: Allowance for loan losses	(27,672)	(24,543)	13
Unamortized deferred loan fees	(5,138)	(4,606)	12
Loans, net	1,921,476	1,848,078	4
Other real estate owned, net	653	653	—
Investments in real estate, net	21,676	21,678	—
Premises and equipment, net	29,586	29,788	(1)
Customers’ liability on acceptance	12,418	10,608	17
Accrued interest receivable	13,988	14,453	(3)
Goodwill	6,552	6,552	—
Other assets	19,202	24,686	(22)
Total assets	$3,012,630	$2,753,998	9
Liabilities and Stockholders’ Equity
Deposits
Non-interest-bearing demand deposits	$320,723	$302,828	6
Interest-bearing deposits:
NOW deposits	155,354	148,085	5
Money market deposits	176,223	161,580	9
Savings deposits	309,994	290,226	7
Time deposits under $100	440,457	425,138	4
Time deposits of $100 or more	1,042,128	986,786	6
Total deposits	2,444,879	2,314,643	6
Federal funds purchased and securities sold under agreements to repurchase	152,500	28,500	435
Advances from the Federal Home Loan Bank	50,000	50,000	—
Acceptances outstanding	12,418	10,608	17
Trust preferred securities	19,701	—	100
Other liabilities	17,965	62,286	(71)
Total liabilities	2,697,463	2,466,037	9
Stockholders’ Equity Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued	—	—	—
Common stock, $0.01 par value, 25,000,000 shares authorized, 18,341,657 issued and 18,021,747 outstanding in 2003 and 18,305,255 issued and 17,999,955 outstanding in 2002	183	183	—
Treasury stock, at cost (319,910 shares in 2003 and 305,300 in 2002)	(8,810)	(8,287)	6
Additional paid-in-capital	74,169	70,857	5
Unearned compensation	(1,743)	—	—
Accumulated other comprehensive income, net	12,138	6,719	81
Retained earnings	239,230	218,489	9
Total stockholders’ equity	315,167	287,961	9
Total liabilities and stockholders’ equity	$3,012,630	$2,753,998	9
Book value per share	$17.49	$16.00	9

CATHAY BANCORP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
(In thousands, except share and per share data)
INTEREST INCOME
Interest on loans	$26,819	$25,788	$53,343	$52,596
Interest on securities available-for-sale	5,250	4,103	8,237	8,054
Interest on securities held-to-maturity	3,426	5,186	9,310	10,472
Interest on federal funds sold and securities purchased under agreements to resell	128	182	301	392
Interest on deposits with banks	12	8	14	19
Total interest income	35,635	35,267	71,205	71,533
INTEREST EXPENSE
Time deposits of $100 or more	5,032	5,641	10,232	12,030
Other deposits	2,598	3,373	5,279	6,934
Other borrowed funds	1,417	821	2,671	1,554
Total interest expense	9,047	9,835	18,182	20,518
Net interest income before provision for loan losses	26,588	25,432	53,023	51,015
Provision for loan losses	1,650	1,500	3,300	3,000
Net interest income after provision for loan losses	24,938	23,932	49,723	48,015
NON-INTEREST INCOME
Securities gains	3,858	502	5,653	460
Letters of credit commissions	496	466	994	938
Depository service fees		1,472	1,480	2,805
Other operating income	1,370	1,574	2,947	2,997
Total non-interest income	7,196	4,022	12,399	7,356
NON-INTEREST EXPENSE
Salaries and employee benefits	7,081	6,248	13,724	12,413
Occupancy expense	924	817	1,905	1,748
Computer and equipment expense	832	780	1,652	1,584
Professional services expense	947	764	1,944	1,854
FDIC and State assessments	127	122	257	246
Marketing expense	460	438	849	771
Other real estate owned expense (income)	83	(195)	129	(385)
Operations of investments in real estate	703	502	1,228	1,118
Other operating expense	872	738	1,675	1,517
Total non-interest expense	12,029	10,214	23,363	20,866
Income before income tax expense	20,105	17,740	38,759	34,505
Income tax expense	6,860	5,502	12,980	10,879
Net income	13,245	12,238	25,779	23,626
Other comprehensive income, net of tax	6,848	2,950	5,419	356
Total comprehensive income	$20,093	$15,188	$31,198	$23,982
Net income per common share:
Basic	$0.74	$0.68	$1.43	$1.31
Diluted	$0.73	$0.67	$1.42	$1.31
Cash dividends paid per common share	$0.140	$0.140	$0.280	$0.265
Basic average common shares outstanding	18,016,015	17,992,971	18,009,937	17,980,834
Diluted average common shares outstanding	18,155,180	18,133,705	18,136,125	18,089,358

CATHAY BANCORP, INC.

AVERAGE BALANCES – SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Unaudited)

	For the three months ended,
(In thousands)	June 30, 2003	June 30, 2002	March 31, 2003
Interest-earning assets
Federal funds sold and securities purchased under agreements to resell	$42,544	$42,093	$57,622
Securities available-for-sale, at fair value	526,723	301,475	257,346
Securities held-to-maturity	292,934	365,873	471,492
Loans receivable, net of unamortized deferred loan fees	1,913,593	1,681,375	1,912,808
Allowance for loan losses	(26,626)	(23,646)	(25,117)
Loans receivable, net	1,886,967	1,657,729	1,887,691
Deposits with banks	1,193	938	830
Total interest-earning assets	$2,750,361	$2,368,108	$2,674,981
Interest-bearing liabilities
Interest-bearing checking deposits	$341,040	$288,560	$337,922
Savings deposits	304,498	267,014	290,233
Time deposits	1,472,711	1,356,445	1,430,745
Total interest-bearing deposits	2,118,249	1,912,019	2,058,900
Other borrowed funds	165,687	70,233	139,589
Total interest-bearing liabilities	2,283,936	1,982,252	2,198,489
Non-interest-bearing demand deposits	306,260	262,938	295,042
Total deposits and other borrowed funds	$2,590,196	$2,245,190	$2,493,531
Total average assets	$2,929,110	$2,539,688	$2,844,276
Total average stockholders’ equity	$306,279	$257,955	$291,608

	For the six months ended,
(In thousands)	June 30, 2003	June 30, 2002
Interest-earning assets
Federal funds sold and securities purchased under agreements to resell	$50,041	$45,517
Securities available-for-sale, at fair value	392,778	289,113
Securities held-to-maturity	381,720	365,951
Loans receivable, net of unamortized deferred loan fees	1,913,203	1,672,592
Allowance for loan losses	(25,876)	(23,924)
Loans receivable, net	1,887,327	1,648,668
Deposits with banks	1,013	1,049
Total interest-earning assets	$2,712,879	$2,350,298
Interest-bearing liabilities
Interest-bearing checking deposits	$339,489	$280,418
Savings deposits	297,405	261,495
Time deposits	1,451,844	1,352,981
Total interest-bearing deposits	2,088,738	1,894,894
Other borrowed funds	152,710	79,758
Total interest-bearing liabilities	2,241,448	1,974,652
Non-interest-bearing demand deposits	300,682	260,656
Total deposits and other borrowed funds	$2,542,130	$2,235,308
Total average assets	$2,886,927	$2,524,836
Total average stockholders’ equity	$298,984	$254,181